Direct Dial:	E-mail:
(972) 628-3631	lmandala@munckwilson.com

October 26, 2023

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Gregory Herbers

Division of Corporation Finance, Office of Manufacturing

Re:	ModVans Inc.

Offering Statement on Form 1-A

Filed September 21, 2023

File No. 024-12333

Dear Mr. Herbers:

This letter is being sent on behalf of ModVans Inc. (the “Company”) in response to your letter addressed to Peter J. Tezza, II, President, Chief Executive Officer and Secretary of the Company, dated October 2, 2023 (the “Letter”). Set forth below are the responses of the Company to each of the comments contained in the Letter. For ease of reference, each comment in your Letter has been repeated below and numbered, and the responses set forth below each comment. Amendment No. 1 to the Company’s Offering Statement on Form 1-A (“Amendment No. 1”) is being concurrently filed on the date hereof. Page numbers set forth in this response refer to pages in Amendment No. 1.

Plan of Distribution, page 11

1.	We note that this offering includes a minimum offering feature with subsequent bimonthly price increases. Please provide a detailed legal analysis regarding why you believe this is not a delayed offering. Refer to Rule 251(d)(3)(i)(F) of Regulation A. In addition, we note that you are seeking qualification of 187,500,000 shares of non-voting common stock at $0.40 per share for an aggregate offering price of $75,000,000, which is the maximum you may offer pursuant to Rule 251(a)(1) of Regulation A. Assuming the subsequent price increases do not result in this being a delayed offering, you do not appear to be eligible to offer the number of shares you are seeking to qualify for more than $0.40 per share. Please advise.

Response: We do not believe this offering is a delayed offering. In a delayed offering under Rule 415, the issuer does not have a present intention to offer the securities being registered at the time of effectiveness. As a result, only seasoned issuers are permitted to engage in delayed primary offerings. See Rule 415(a)(1)(x). When the Commission adopted the 2015 amendments to Regulation A, it made clear that a delayed offering by an issuer under Regulation A was an offering that did not commence “within two calendar days after the qualification date.” See Rule 251(d)(3)(i)(F). Because the Company’s offering will commence immediately upon qualification, it is not a delayed offering.

Amendment No. 1 makes clear that the Company plans to commence the offering immediately after qualification. Thereafter, the securities will be offered on a continuous basis throughout the offering period. The pre-determined price increases do not make this offering a delayed offering. The securities will be offered on a continuous basis from qualification throughout the offering period at prices that can be clearly determined from the Offering Circular. The price increases will automatically occur, are simply a function of the passage of time, and will not affect the Company’s continuous offering of the shares. We also note that the Company has assured that it plays no role in determining the price at which the securities will be sold. The applicable date used to determine pricing is the date an investor submits his or her subscription and pays the purchase price, rather than a date selected by the Company to accept a subscription.

A Limited Liability Partnership • Dallas • Austin • Houston • Waco • Los Angeles • Boca Raton/Miami • Orlando • www.munckwilson.com

U.S. Securities and Exchange Commission

Attention: Mr. Gregory Herbers

October 26, 2023

We note your comment regarding the number of shares being qualified. We believe that it is appropriate for the Company to qualify the offering of up to 187.5 million shares, since that is the number of shares that would be sold if the maximum offering amount of $75 million is raised prior to the first scheduled price increase (i.e., in the first 2-3 months after qualification). The Offering Circular makes clear that the offering will terminate on the first to occur of (i) December 31, 2024, (ii) the date at which $75 million of shares have been sold in the offering, or (iii) the date at which the offering is earlier terminated by the Company in its discretion. Under no circumstances would the Company raise more than $75 million in this offering.

You are correct that the number of shares that can be sold in the offering will decrease if the offering price increases above $0.40 per share. In Amendment No. 1, the Company has revised its disclosure regarding the scheduled price increases and shares available for sale to clarify that the number of shares available for sale will decrease as the price increases. See COVER PAGE, SUMMARY – The Offering (page 1), PLAN OF DISTRIBUTION (page 11), and DESCRIPTION OF SECURITIES (page 27).

Description of Securities Forum Selection Provision, page 28

2.	We note that your forum selection provision identifies a state court located within the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” Noting your disclosure on page 13, please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Response: The forum selection provision in the Company’s Certificate of Incorporation was amended on October 25, 2023 to make clear that provision does not apply to actions arising under the Securities Act of 1933 or Securities Exchange Act of 1934. The Certificate of Amendment has been filed as Exhibit 2.6 to Amendment No. 1 and disclosure in Amendment No. 1 regarding this provision has been revised to reflect this amendment. See RISK FACTORS (page 8) and DESCRIPTION OF SECURITIES – Forum Selection Provision (page 28).

Consolidated Financial Statements, page F-1

3.	Please update your financial statements in an amended filing. Reference is made to Part F/S in Form 1-A.

Response: Amendment No. 1 contains the Company’s updated financial statements as required by Part F/S of Form 1-A (pages F-2 through F-6).

The Company believes the above responses and Amendment No. 1 address all of the Staff’s comments. If you have questions or further comments regarding Amendment No. 1 or the Company’s responses, please contact the undersigned at (972) 628-3631.

Sincerely,

/s/ Lawrence Mandala

Lawrence Mandala

cc: Peter J. Tezza, II